CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention...

07024156

May 23, 2007

SUPPL

RECEIVED
2007 JUN -6 A 8:0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached a copy of a News Release that has been electronically filed with the Canadian Securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR).

SEDAR

Date of Filing	Document	Document Dated
May 17, 2007	News Release – CV Technologies Provides Financial Update Sedar Filing Confirmation attached.	May 16, 2007

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

PROCESSED
JUN 1 1 2007
THOMSON
FINANCIAL

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure

CV TECHNOLOGIES INC.

News Release

CV Technologies Provides Financial Update

For Release: Immediate

EDMONTON, AB (May 16, 2007) CV Technologies Inc. (TSX:CVQ) advises that it continues to work diligently to complete the restatement of its previously reported consolidated financial statements for the year ended September 30, 2006 and for the three month period ending Dec. 31, 2006.

Because the interim financial statements for the three month period ending March 31, 2007 require the restated consolidated financial statements, the Company was unable to file the fiscal 2007 second quarter interim financial statements by the May 15 deadline.

CV Technologies expects to release the interim financial statements for the period ending March 31, 2007 along with the restated consolidated financial statements by the end of May.

-30-

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used in Canada as a leading over the counter (OTC) remedy for preventing and relieving cold and flu infections. A comprehensive treatment claim approved by Health Canada for COLD-fX states that it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Such therapeutic claims require support by randomized, double-blinded, placebo-controlled clinical trials which are the highest level of scientific evidence: COLD-fX, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics, while providing a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. after receiving clearance from the FDA as a New Dietary Ingredient. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.cvtechnologies.com
www.coldfx.com

This news release contains forward-locking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release, including those comments predicting the timing of the restatements for year- end 2006 and fiscal Q1 and the filing of Q2, 2007 financial documents. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

310, 441 – 5 Avenue SW, Calgary, Alberta T2P 2V1
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: May 18, 2007

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1104737
FILING TYPE	News releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	May 17, 2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

END